UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Seligman Select Municipal Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-05976

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

901 Marquette Avenue South, Suite 2810

Minneapolis, Minnesota 55402-3268

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Christopher O. Petersen

50606 Ameriprise Financial Center

Minneapolis, MN 55474

612-671-4321

7.	Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Ameriprise Financial, Inc.

200 Ameriprise Financial Center

Minneapolis, Minnesota 55474

Phone: 1-800-328-8300

RiverSource Investments, LLC

200 Ameriprise Financial Center

Minneapolis, Minnesota 55474

Phone: 1-800-328-8300

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

RiverSource Investments, LLC

50606 Ameriprise Financial Center

Minneapolis, Minnesota 55474

J. & W. Seligman & Co. Incorporated

100	Park Avenue
New	York, New York 10017

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: Not applicable.

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-________

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes ☐ No

If Yes, state the date on which the board vote took place: September 3, 2008

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes ☐ No

If Yes, state the date on which the shareholder vote took place: February 5, 2009

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: March 27, 2009

(b)	Were the distributions made on the basis of net assets?

☒	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

At the time when the merger became effective, each common stockholder of Seligman Select Municipal Fund, Inc. (“Select Municipal”) received that number of full and fractional shares of Class A common stock of National Municipal Class (“National Fund”) of Seligman Municipal Fund Series, Inc. (“Municipal Fund”), determined by dividing the net asset value per share of one share of Select Municipal common stock ($0.01 par value per share) by the net asset value of one share of National Fund Class A common stock ($0.001 par value per share). The value of each fund’s net assets was computed as of the time immediately after the close of regular trading on The New

York Stock Exchange, Inc. and after the declaration of any dividends on March 27, 2009. The exchange ratio was 1.40607578.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☒	Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Select Municipal redeemed all of its outstanding shares of preferred stock on March 12, 2009, as described in the Rule 23c-2 Notice of Intention to Redeem Securities that Select Municipal filed with the Securities and Exchange Commission on February 9, 2009.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $143,741

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

        Proxy/shareholder meeting: $64,673

        Proxy solicitor: $9,500

        Press releases: $1,922

(iv)	Total expenses (sum of lines (i) – (iii) above): $219,836

(b)	How were those expenses allocated?

All expenses were allocated to RiverSource Investments, LLC (“RiverSource”), Select Municipal’s investment adviser.

(c)	Who paid those expenses?

RiverSource paid the expenses.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger: National Municipal Class, a series of Seligman Municipal Fund Series, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-03828

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: The form of Agreement and Plan of Merger and Liquidation was initially filed on Form N-14 (File No. 333-153518) on September 15, 2008.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Seligman Select Municipal Fund, Inc., (ii) he is the Treasurer and Chief Financial Officer of Seligman Select Municipal Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Lawrence P. Vogel
Name: Lawrence P. Vogel Title: Treasurer and Chief Financial Officer